Mehdi Khodadad

T: +1 650 843 5005

mkhodadad@cooley.com

June 28, 2013	VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, DC 20549-3628

Attn:    Mr. David L. Orlic

RE: Veramark Technologies, Inc.

Tender Offer Statement on Schedule TO-T

Filed on June 17, 2013 by Clearlake Capital Partners II, L.P., Hubspoke Holdings,

Inc. and TEM Holdings, Inc.

File No. 005-41379

Ladies and Gentlemen:

On behalf of Clearlake Capital Partners II, L.P. (“Clearlake”), Hubspoke Holdings, Inc. (“Hubspoke”) and TEM Holdings, Inc. (“TEM Holdings” and collectively with Clearlake and Hubspoke, the “Filing Persons”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Tender Offer Statement on Schedule TO-T filed by the Filing Persons (the “Schedule TO”). We are sending copies of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Schedule TO filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 17, 2013, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Orlic.

The Amendment is being filed in response to comments received from the Staff, by letter dated June 21, 2013, with respect to the Schedule TO (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter in bold face type.

If I tender my Shares, when and how will I get paid?, page viii

1. We note the disclosure that you will make payment “as promptly as practicable” after your acceptance of the shares. Rule 14e-1(c) requires that you make payment “promptly” upon expiration of the offer. Please revise your disclosure accordingly.

The Filing Persons respectfully acknowledge the Staff’s comment and their obligation to make payment for the Shares promptly following the expiration of the Offer. The disclosure on pages ii, viii and 5 has been modified accordingly.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Certain Information Concerning Veramark, page 15

2. It is inappropriate to disclaim responsibility for disclosure appearing in your tender offer statement. Please revise the first paragraph of this section accordingly.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 15.

Hubspoke, page 16

3. Please state the principal business of Hubspoke, or direct us to where this information appears in your tender offer statement. See Item 3 of Schedule TO.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 16.

Additional Information, page 16

4. Please make the statements required Item 1003(c)(3) and (4) with respect to Clearlake Capital Partners II, L.P. See Item 3 of Schedule TO.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on pages 16 and 17.

Conditions to the Offer, page 42

5. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the disclosure in this section to clarify this point.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 43.

Miscellaneous, page 46

6. You state that the offer is not being made to, nor will tenders be accepted from, holders in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that your disclosure does not appear to properly track the language of that rule. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

In response to the Staff’s comment, the Filing Persons confirm that they intends to limit the tender offer solely in reliance on Rule 14d-10(b)(2), and have modified the disclosure on page 46.

Additionally, as requested by the Staff, the Filing Persons have acknowledged to us, and granted us the authority to represent to the Commission on their behalf, that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (650) 843-5005 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley LLP

By:	/s/ Mehdi Khodadad
Mehdi Khodadad

cc:	Kevin A. Wood, Hubspoke Holdings, Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM